SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. Four)*

TeleTech Holdings, Inc.

(Name of Issuer)

common stock, par value $.01 per share

(Title of Class of Securities)

879939 10 6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879939 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth D. Tuchman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,894,167(1)

	6.	Shared Voting Power 427,373(2)

	7.	Sole Dispositive Power 36,894,167(1)

	8.	Shared Dispositive Power 427,373(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,321,540

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 49.4%

12.	Type of Reporting Person (See Instructions) IN

(1)     Includes 20,000,000 shares held by a limited liability limited partnership controlled by Mr. Tuchman, 306,895 shares held by a separate limited liability limited partnership controlled by Mr. Tuchman and 840,000 shares subject to options exercisable within 60 days.

(2)     Includes (i) 100,000 shares held by a limited liability partnership in which Mr. Tuchman and his spouse own direct or indirect controlling partnership interests, (ii) 300,000 shares owned by the Tuchman Family Foundation, established for the benefit of entities that have been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, (iii) 17,373 shares owned by a trust for the benefit of Mr. Tuchman’s nieces and nephews, for which Mr. Tuchman's spouse is the sole trustee, and (iv) 10,000 shares owned by Mr. Tuchman's spouse. Mr. Tuchman disclaims beneficial ownership of all shares held by the trust, the Tuchman Family Foundation and his spouse.

This Amendment No. 4 to Schedule 13G is filed to amend Amendment No. 3 to Schedule 13G filed on February 3, 2003 solely to reflect the omission of 840,000 shares subject to option exercisable within 60 days of 12/31/02 held by the reporting person.

Item 1.
(a)

Name of Issuer
TeleTech Holdings, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein assume that there are 74,713,571 shares of the Issuer's common stock issued and outstanding, as reported by the Issuer in its most recent quarterly report on Form 10-Q.

	(b)	Address of Issuer's Principal Executive Offices 9197 S. Peoria Street, Englewood, CO 80112

Item 2.
	(a)	Name of Person Filing This Amendment No. 4 to Schedule 13G is being filed by Kenneth D. Tuchman.
	(b)	Address of Principal Business Office or, if none, Residence The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112
	(c)	Citizenship Mr. Tuchman is a citizen of the United States of America.
	(d)	Title of Class of Securities Common stock, par value $.01 per share
	(e)	CUSIP Number 879939 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)		Amount beneficially owned: 37,321,540
	(b)		Percent of class: 49.4%
	(c)		Number of shares as to which the person has:
	(i)		Sole power to vote or to direct the vote 36,894,167
	(ii)		Shared power to vote or to direct the vote 427,373
	(iii)		Sole power to dispose or to direct the disposition of 36,894,167
	(iv)		Shared power to dispose or to direct the disposition of 427,373

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2003
Date
/s/ Kenneth D. Tuchman
Signature
Kenneth D. Tuchman
Name/Title